Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
California Water Service Group:
We consent to the use of our reports dated March 9, 2006, with respect to the consolidated balance sheets of California Water Service Group and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, common stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Mountain View, California
August 23, 2006